UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15346Q400

(CUSIP Number)

Castle Creek Capital Partners VII, LP

11682 El Camino Real, Suite 320
San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VII, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
	(See Instructions)	(b)☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 517,324 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 517,324 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,324 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
	(See Instructions)	(b)☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 517,324 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 517,324 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,324 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on December 24, 2019 (the “Original Schedule 13D”, and as amended by Amendment No. 1 filed on March 31, 2020 and Amendment No. 2 filed on June 1, 2020, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $0.01 per share (“Voting Common Stock”), of Central Federal Corporation (the “Issuer” or the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 3 that are not otherwise defined herein have the meanings attributed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between November 15, 2024 and November 22, 2024 (inclusive), Castle Creek Capital Partners VII, LP (“Fund VII”) sold an aggregate of 70,585 shares of Voting Common Stock for proceeds of $1,934,438.38, which represents an amount net of commissions and fees, in various open-market transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VII, LP	517,324	9.9%	0	517,324	0	517,324
Castle Creek Capital VII LLC (3)	517,324	9.9%	0	517,324	0	517,324

(1)	Includes (i) the 417,714 shares of Voting Common Stock held by Fund VII and (ii) the maximum number of shares (i.e., 99,610 shares) of Voting Common Stock issuable to Fund VII and its affiliates upon conversion of the Non-Voting Common Stock held by Fund VII taking into consideration the Ownership Cap. Excludes (i) 1,084,390 shares of Non-Voting Common Stock and (ii) 160 shares of the Company’s non-voting convertible, perpetual Series D preferred stock, par value $0.01 per share (“Series D Preferred Stock”). Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Voting Common Stock in respect of such Non-Voting Common Stock and Series D Preferred Stock (due in part to the Ownership Cap), those underlying shares are not included in the amount reported herein.

(2)	This calculation is based on 5,225,495 shares of Voting Common Stock of the Company outstanding, which was calculated based on (i) 5,125,885 shares of Voting Common Stock outstanding as of November 8, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2024, and (ii) an additional 99,610 shares of Voting Common Stock that would be issued to Fund VII upon conversion of the maximum number of shares of Non-Voting Common Stock permitted in light of the Ownership Cap.

(3)	CCC VII disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund VII, except to the extent of its pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Fund VII has engaged in the following open market, broker-assisted transactions with respect to the Voting Common Stock during the last 60 days: (i) 8,700 shares of Voting Common Stock sold on November 15, 2024 at a weighted average price of $27.47 per share (in multiple open market, broker-assisted transactions ranging from $27.30 to $27.70, inclusive); (ii) 17,400 shares of Voting Common Stock sold on November 18, 2024 at a weighted average price of $27.49 per share (in multiple open market, broker-assisted transactions ranging from $27.40 to $27.70, inclusive); (iii) 10,605 shares of Voting Common Stock sold on November 19, 2024 at a weighted average price of $27.29 per share (in multiple open market, broker-assisted transactions ranging from $27.16 to $27.50, inclusive); (iv) 6,695 shares of Voting Common Stock sold on November 20, 2024 at a weighted average price of $27.29 per share (in multiple open market, broker-assisted transactions ranging from $27.05 to $27.99, inclusive); (v) 6,695 shares of Voting Common Stock sold on November 21, 2024 at a weighted average price of $27.32 per share (in multiple open market, broker-assisted transactions ranging from $27.12 to $27.64, inclusive); and (vi) 20,490 shares of Voting Common Stock sold on November 22, 2024 at a weighted average price of $27.54 per share (in multiple open market, broker-assisted transactions ranging from $27.35 to $27.75, inclusive).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

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